U.S. Securities and Exchange Commission

Washington, D.C. 20549

 FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-02968-99				Date examination completed: May 16, 2022
2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Vanguard Diversified Equity Fund
4. Address of principal executive office: (number, street, city, state, zip code) 100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Accountants

To the Board of Trustees of The Vanguard Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds listed within Attachment A (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 16, 2022. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 16, 2022, and with respect to agreement of security purchases and sales, for the periods noted within Attachment A:

-	Confirmation of all securities held on VAST, the recordkeeping system used by the Funds’ transfer agent, in book entry form without prior notice to management;

-	Reconciliation of all such securities to the books and records of the Funds and VAST; and

-	Agreement of 2 security purchases and 2 security sales or maturities per fund since our last report from the books and records of the Funds to VAST.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 16, 2022 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

September 19, 2022

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042 T: (267) 330 3000, www.pwc.com/us

Attachment A

Vanguard Fund of Funds	Period

Vanguard Chester Funds:
Vanguard Target Retirement Income Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2015 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2020 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2025 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2030 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2035 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2040 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2045 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2050 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2055 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2060 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2065 Fund	09/30/2021 [1] – 05/16/2022

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	10/31/2021 [1] – 05/16/2022

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	10/31/2021 [1] – 05/16/2022
Vanguard LifeStrategy Growth Fund	10/31/2021 [1] – 05/16/2022
Vanguard LifeStrategy Income Fund	10/31/2021 [1] – 05/16/2022
Vanguard LifeStrategy Moderate Growth Fund	10/31/2021 [1] – 05/16/2022
Vanguard STAR Fund	10/31/2021 [1] – 05/16/2022

Vanguard Valley Forge Funds:
Vanguard Managed Allocation Fund	12/31/2021 [1] – 05/16/2022

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	12/31/2021 [1] – 05/16/2022
Moderate Allocation Portfolio	12/31/2021 [1] – 05/16/2022
Total Stock Market Index Portfolio	12/31/2021 [1] – 05/16/2022
Total International Stock Market Index Portfolio	12/31/2021 [1] – 05/16/2022
Global Bond Index Portfolio	12/31/2021 [1] – 05/16/2022

1 Date of our last examination

P.O. Box 2900 Valley Forge, PA 19482-2900 www.vanguard.com

Management Statement Regarding Compliance with Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed within Attachment A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 16, 2022, and for the periods noted within Attachment A.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 16, 2022, and for the periods noted within Attachment A, with respect to securities reflected in the investment accounts of the Funds.

The Vanguard Funds

By:	/s/ Mortimer J. Buckley
Mortimer J. Buckley
Chief Executive Officer of the Funds
September 19, 2022

/s/ Christine Buchanan
Christine Buchanan
Chief Financial Officer of the Funds
September 19, 2022

Attachment A

Vanguard Fund of Funds	Period

Vanguard Chester Funds:
Vanguard Target Retirement Income Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2015 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2020 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2025 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2030 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2035 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2040 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2045 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2050 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2055 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2060 Fund	09/30/2021 [1] – 05/16/2022
Vanguard Target Retirement 2065 Fund	09/30/2021 [1] – 05/16/2022

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	10/31/2021 [1] – 05/16/2022

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	10/31/2021 [1] – 05/16/2022
Vanguard LifeStrategy Growth Fund	10/31/2021 [1] – 05/16/2022
Vanguard LifeStrategy Income Fund	10/31/2021 [1] – 05/16/2022
Vanguard LifeStrategy Moderate Growth Fund	10/31/2021 [1] – 05/16/2022
Vanguard STAR Fund	10/31/2021 [1] – 05/16/2022

Vanguard Valley Forge Funds:
Vanguard Managed Allocation Fund	12/31/2021 [1] – 05/16/2022

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	12/31/2021 [1] – 05/16/2022
Moderate Allocation Portfolio	12/31/2021 [1] – 05/16/2022
Total Stock Market Index Portfolio	12/31/2021 [1] – 05/16/2022
Total International Stock Market Index Portfolio	12/31/2021 [1] – 05/16/2022
Global Bond Index Portfolio	12/31/2021 [1] – 05/16/2022

1 Date of our last examination